
9:41
VIDEOS
AUDIO
RIGHTS
REPORTS
HELP
COMMUNITY

KNOW YOUR REYETS

We help people protect their rights and build safer communities.

REYETS

wail@reyets.com | 202-848-2282

STORY

Over 25 years ago as a 17-year-old college freshman, I was arrested. A student I had never met and did not know accused me of assault. I assumed the justice system would protect my innocence if I fully complied with the officer.

Unaware of my rights, I was wrong.

"If you don't know your rights, it's like you don't have any"

- Wa'il Ashshowwaf, CEO + Cofounder, Reyets



PROBLEM

Every 7 hours an American is killed by a police officer.

People don't know their rights

37% of people could not name a single first amendment right

Reporting misconduct is difficult

18,000 police departments each with its own unique process of reporting police misconduct.

Access to more data is needed

95% of people do not report police misconduct

SOLUTION

An interconnected network of **Community Led Policing** programs across the country.

CITIZEN LED

Mobile Smart App

Community Resources

Citizen Witnessing

AI Powered Database

Data Collection

Reform Efforts

COMMUNITY LED



REYETS
RIGHTS DATABASE
COMMNUITY VIDEOS
COMMNUITY FORUM
NEWS FEED
24k Community Users
Search...
Search Incidents Narratives
Search Officers
Search Multimedia
Search Documents
Search Cases
SEARCH BY FIELD
Reports
Incidents
Officers
Multimedia
Documents
Cases
SHIFT LEADERS
WATCHERS
New Incident from Shift
New Officer
MEDIA
RIGHTS
REPORTS
HELP
COMMUNITY
Help
FIND A LAWYER
GET INVOLVED
Stops & Arrests
If police stop while walking

wail@reyets.com | 202-848-2282

COMMUNITY LED POLICING

WHAT

HOW

1

Community Led Policing is an organizational strategy that allows the community to to solve problems through:

Witnessing
Data Collection
Reform Efforts

2

Witnessing

Community oversight is fundamental to the legitimacy of local law enforcement.

3

Data Collection

Due to non-existent data collection practices, communities have begun to collect and share their own data.

4

Reform Efforts

Data about law enforcement activity is an essential tool in reforming policing practices.

WHY

5

In Durham, NC, a coalition used data that proved police searched black male motorists at more than twice the rate of white males.

As a result Durham began to require that officers make individuals aware of their right to refuse a search and obtain written consent.

6

A group in Baltimore came together to engage in community data compiling.

They uncovered that every 14 days in Maryland, someone is killed by law enforcement.

Using the data they compiled on officer-involved deaths they successfully pushed for a host of police reforms at the local, county, and state levels.

HOW IT WORKS

Community Resources



COMMUNITY
VIDEOS
POSTS
FEED

Know Your Rights



Back
Rights
Search rights
STOPS & ARRESTS
SEARCHES & WARRANTS
QUESTIONING
Stops & Arrests
If police stop while walking
If you are told you are not being arrested, you do not have to answer any questions. You may say "I don't want to talk to you" and walk away calmly.
Stay calm. Do not run. You should ask if you are free to go, and only then should you consider walking away.
Stay calm. Don't run. Don't argue, resist or obstruct the police, even if you are innocent or police are violating your rights. Keep your hands where police can see them.

Smart Recording and Streaming



MEDIA
REPORTS
COMMUNITY
LIVE-STREAMING TO FACEBOOK
1101 WILSON BLVD ARLINGTON, VA
STREAM
VIDEO
AUDIO
911

Find Help and Report Misconduct



Back
Help
FIND A LAWYER
HELP FROM ORGANIZATIONS
TALK TO THE PRESS
GET INVOLVED
SPEAK TO SOMEONE
REPORTS
Was followed in my car and bumped off the road, police said I could not film.
Officer Asked about my nationality, and would not allow me to retrieve the wallet from the car. Badge number 874902. John Nils.
Gave me a warning. I asked for his supervisor's name, and he refused to provide the information.
When I pressed he threatened to arrest me for "interference".
04/20/2017 16:23 1012 T St NW, Washington DC
Videos
Photos
Audio

Advance Video Recording

Live Stream & Cloud Backup

Know Your Rights On Demand

Smart Incident Reports

Encrypted Files & Geodata

Get Help From Trusted Sources

Engage On Issues That Matter To You

AI Chat To Help You Find Answers

USER BASE



BRANDON, 18-35 YEARS OLD

Black Community

Those most at-risk with law enforcement interactions. Inner-city and suburban black communities.

Fearful of police. For protection, evidence, educational and legal resources.



JAMELA, 18-40 YEARS OLD

Immigrant Groups

Undocumented immigrants DACA individuals, H1-B Visa Holders, Arab Travelers, Refugees

Concerned of being deported. May not be informed of rights - too complex, language barriers.



CODI, 18-35 YEARS OLD

Organizers and Activist

Social justice and political mobilizers, organizers. Demonstrators and event participants.

Change makers. Actively looking for civic engagement , and tools for protection at protests.

TARGET MARKETS

19
States



206 M
Population

34 M
Black Population

41 M
Immigrant Population

$92 B
Police Spending

FOX 13 News Utah @fox13 · 1d
The Austin **City** Council has voted to cut one-third of the **city**'s $434 million police budget amid national calls for "defunding" law enforcement in favor of spending more money on social services.

Money is being redirected to a wide variety of community programs and city departments

BUSINESS MODEL

PHASE ONE

LEGAL ORGANIZATIONS

AFFILIATE
per referral

PHASE TWO

COMMUNITY ORGANIZATIONS

GOVERNMENT AGENCIES

SAAS
Subscription based on users

BUSINESS MODEL



APP USERS

Free App Download

ENGAGE
Find civil rights events and explore local resources

LEARN
Get answers from database of rights information

REPORT
Use the app to document and report potential misconduct

HELP
Users searchers for and book legal services / consultation with an attorney

$12+
Per referral

Paid to Reyets by service provider

DATA COLLECTED BY REYETS

PLATFORM USERS

FREEMIUM + SAAS

Community / Grassroot Orgs Use Reyets Database System

LAUNCH
Manage and launch Community led policing programs

ANALYZE
Monitor data and generate reports on local police interactions

REFORM
Used data for accountability and change polices

Monthly Subscription Based on # Users

TEAM



Wa'il Ashshowwaf
CEO & Cofounder



Ibrahem AlHaidari
COO & Cofounder



Berker Hazar
Cofounder

- Known each other for over 20 years
- Experience with technology development
- Track record of launching successful ventures



Justin Moore
Chief Justice Officer

LEADING CIVIL RIGHTS ATTORNEY



Gerald Bruce
EVP Sales

FORTUNE 500 PHARMA SALES



Ahmad Varoqua
Developer + Designer

DIGITAL PRODUCTS FOR ROCK STARS



Noelle Silver
AI + Voice Expert

BUILT AMAZON ALEXA



Takisha Roundtree II
Brand Development



Warrick Roundtree II
Brand Development

STORY TELLERS FOR BIG BRANDS

wail@reyets.com | 202-848-2282

ASK

BETA LAUNCHED
iOS

6,000+
Beta Users

FAST COMPANY WORLD CHANGING IDEAS AWARDS 2018

HiiL Justice Accelerator Shortlist 2018

Index Award 2019

We are seeking $1.2m for 12 – 18 month runway

Convertible Note: $5 mln cap | 20% discount | 8% interest

iOS/ Android Development	14%
Backend Development	21%
Marketing and Sales	27%
Partnership Programs	11%
Operations / Payroll	19%
Support Staff	8%



2021
2022
Sales + Marketing Activation
Implement App Monetization Features
Onboard paid clients
500k+ users
Seed Fundraising
Launch v1 IOS + Android Apps
Beta launch community platform
Launch v1 community platform

THANK YOU


KNOW YOUR REYETS
KNOW YOUR REYETS
KNOW YOUR
KNOW YOUR REYETS
REYETS REY

Wa’il Ashshowwaf | wail@reyets.com | 202-848-2282